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June 10, 2015 VIA EDGAR AND FEDERAL EXPRESS Pamela A. Long Leland Benton Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	FIRM /AFFILIATE OFFICES
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File No. 054553-0009

Re:	The New Home Company Inc.
Registration Statement on Form S-3
Filed May 15, 2015
File No. 333-204238

Dear Ms. Long and Mr. Benton:

On behalf of our client, The New Home Company Inc. (the “Company”), we submit the responses of the Company to comments received in a letter from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 29, 2015 (the “Comment Letter”) relating to the Registration Statement on Form S-3 of the Company as filed with the Commission on May 15, 2015 (the “Registration Statement”). An electronic version of the amended version of the Registration Statement (the “Amendment”) has been concurrently filed with the Commission through its EDGAR system. The enclosed copy of the Amendment has been marked to reflect changes made to the Registration Statement.

The discussion below is presented in the order of the numbered comments in the Comment Letter. For your convenience, we have set forth below the Staff’s comments in bold italic typeface followed by the responses of the Company.

Description of Purchase Contracts, page 22

1.

You state that you may issue purchase contracts for the purchase or sale of “debt or equity securities issued by … third parties, a basket of such securities, an index or indices or such securities or any combination of the above.” Please note that even if you have an exemption available for the offer and sale of securities of third parties, you must provide information, possibly including financial statement and non-financial statement disclosures, about the issuer of the underlying securities in your registration statement. Please see our Securities Act Sections C&DI paragraph 203.03 and the Staff’s no-action letter Morgan Stanley & Co., Incorporated (June 24, 1996.) If you wish to include the

June 10, 2015

third party securities, please give us your analysis why registration under the Securities Act is not required, and include this information. If you do not wish to offer third party securities underlying purchase contracts, please remove these references from the prospectus.

Response: We respectfully acknowledge the Staff’s comment, and references to third party securities underlying purchase contracts have been removed in the Amendment.

Description of Guarantees, page 24

2.	You state that the debt securities offered and sold pursuant to this prospectus may be guaranteed by one or more guarantors. Please note that Rule 3-10 of Regulation S-X requires that every guarantor of a registered security must file the financial statements required for a registrant by Regulation S-X unless an appropriate exemption applies. You have not included the financial statements of your subsidiary guarantors nor included the footnote presenting condensed consolidating financial information for your guarantors in your financial statements allowed by Rule 3-10(f) of Regulation S-X. Please revise.

Response: We respectfully inform the Staff that the Company has decided not to pursue the registration of guarantees of the debt securities that may be offered and sold pursuant to the prospectus included with the Registration Statement. Accordingly, the Amendment does not include any guarantees as securities to be registered, nor does it include any registrants other than the Company.

Undertakings, page II-4

3.	Please revise to include the undertakings contained in Item 512(i) of Regulation S-K.

Response: We respectfully acknowledge the Staff’s comment and have included in the Amendment the undertakings contained in Item 512(i) of Regulation S-K.

*        *        *

June 10, 2015

If you have any additional questions, please feel free to call the undersigned at (714) 755-8197 to discuss them.

Very truly yours,

/s/ Michael A. Treska

Michael A. Treska, Esq.
of LATHAM & WATKINS LLP
cc:	H. Lawrence Webb, The New Home Company Inc.
Charles K. Ruck, Latham & Watkins LLP